Exhibit 99.1

DHT Holdings, Inc. announces conversion of

all of its outstanding 4.5% Convertible Senior Notes due 2021

HAMILTON, BERMUDA, August 21, 2020 – DHT Holdings, Inc. (NYSE:DHT) (the “Company”) announces that, since the date of the previously announced delivery of the notice of redemption, holders of $124,999,000 aggregate principal amount of the Company’s outstanding 4.5% Convertible Senior Notes due 2021 (CUSIP No. 23335SAD8) (the “Securities”), representing all of the outstanding Securities, have exercised their right to convert their Securities into shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), at a conversion price of $5.3470 per share (representing a conversion rate of approximately 187.0208 shares of Common Stock per $1,000 principal amount of Securities), as a result of which the Company is issuing 23,377,397 shares of Common Stock, increasing the aggregate shares of Common Stock issued and outstanding from 147,420,931 to 170,798,328.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Singapore and Oslo, Norway. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure  to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet, a counter cyclical philosophy with respect to investments, employment of our fleet and capital allocation and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

Forward Looking Statements

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect DHT’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 25, 2020.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com

Wilhelm Flinder, Manager – Investor Relations & Business Analysis
Phone: +1 441 295 1422 and +47 936 11 350
E-mail: wf@dhtankers.com